EXHIBIT 99.1

Hydrogenics to Present at TSX Industrial & Cleantech Investor Day

MISSISSAUGA, Ontario, Oct. 11, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the upcoming TSX Industrial & Cleantech Investor Day on October 24, 2017 in Toronto, Canada. President and Chief Executive Officer Daryl Wilson will provide an update on Hydrogenics’ operations and outlook.

Additional information is available at https://www.tsx.com/events/2017/tech-investor-day-toronto/. Institutional investors are welcome to register and attend.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com